FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with a purchase agreement entered into between Banco de Chile and Banchile Asesoría Financiera S.A., as buyers, and Legg Mason (Chile) Inversiones Limitada and Legg Mason International Holdings (Chile) LLC, as sellers, on January 24, 2008, in relation to the purchase of all of the shares of Legg Mason (Chile) Administradora General de Fondos S.A.

Santiago, January 25, 2008

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, that on January 24, 2008, Banco de Chile jointly with its affiliate, Banchile Asesoría Financiera S.A., have entered into a purchase agreement with Legg Mason (Chile) Inversiones Limitada, and Legg Mason International Holdings (Chile) LLC., regarding all of the shares of Legg Mason (Chile) Administradora General de Fondos S.A., acquiring Banco de Chile 148,793 shares and Banchile Asesoría Financiera S.A. 1 share of the said company. The total purchase price for the shares is the amount of thirteen million dollars of the United Estates of America (US$13,000,000) that will be paid once the purchase agreement is perfected as indicated in the following paragraph.

The purchase agreement shall be perfected within 7 business days following the granting of the authorization requested to the Superintendency on December 26 of 2007. This condition shall be fulfilled within 90 days counted from the date just mentioned.

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO